Exhibit 99.11
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

May 29, 2008

Item 3.	News Release

The Issuer disseminated a press release dated May 29, 2008 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced that, further to its news release of May 27, 2008, Clarus Securities Inc. had joined Loewen Ondaatje, McCutcheon Limited as agents in a $15 million private placement of special warrants and that the offering was increased by 20% to $18 million.

Item 5.	Full Description of Material Change

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

May 30, 2008